SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

2 Eastbourne Terrace London, W2 6LG, United Kingdom	Level 33, 120 Collins Street Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

99.1	1 September 2011	Rio Tinto board appointment

99.2	5 September 2011	Rio Tinto announces intention to divest shareholding in Palabora

99.3	9 September 2011	Rio Tinto invests US$310 million for Pilbara coastal water project

99.4	15 September 2011	Rio Tinto invest further US$833 million in Pilbara iron ore expansion

99.5	15 September 2011	Rio Tinto Finance (USA) Limited prices US$2 billion of fixed rate bonds

99.6	20 September 2011	Rio Tinto announces a 730,000 tonne increase of contained copper in mineral resources at Kennecott Utah Copper

99.7	27 September 2011	Rio Tinto increases its stake in Ivanhoe Mines to 49 per cent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Ben Mathews	By	/s/ Ben Mathews

Name	Ben Mathews	Name	Ben Mathews
Title	Secretary	Title	Assistant Secretary

Date	17 October 2011	17 October 2011